Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
HMN Financial, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 33-88228, 33-94388, 33-94386 and 333-64232) on Form S-8 of HMN Financial, Inc. of our reports dated March 1, 2006, with respect to the consolidated balance sheets of HMN Financial, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005 annual report on Form 10-K of HMN Financial, Inc.
/s/ KPMG LLP
Minneapolis, Minnesota
March 1, 2006